Angel Oak Funds Trust
One Buckhead Plaza | 3060 Peachtree Road NW, Suite 500 | Atlanta, Georgia 30305

August 31, 2016

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
3 World Financial Center
New York, NY 10281

RE:	Angel Oak Funds Trust (the “Trust”) (File Nos. 333-197427 and 811-22980)

Dear Ms. Hamilton:

Below please find additional comments that the Trust received from you on August 23, 2016 with respect to the review of the annual report (the “Report”) and other filings pursuant to the Sarbanes-Oxley Act of 2002 for the Angel Oak Flexible Income Fund (“Flexible Fund”) and Angel Oak Multi-Strategy Income Fund (“Multi-Strategy Fund”) (each, a “Fund” and together, the “Funds”), each a series of the Trust, for the fiscal year ended January 31, 2016. For your convenience, your comments have been reproduced with responses following each comment. Capitalized terms have the same definitions as in the Report.

In connection with this correspondence, the Trust acknowledges that:

•	in connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

•	the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the Commission from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

•	neither the Trust nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Annual Report

Comment 1.	Please confirm the percentage of each Fund’s total assets invested in CLO equity as of January 31, 2016.

Response:	The Funds did not have any assets invested in CLO equity as of January 31, 2016.

Comment 2.	Please confirm the percentage of each Fund’s total assets invested in Alt-A mortgage loans as of January 31, 2016.

Response:	The Funds did not have any assets invested in Alt-A mortgage loans as of January 31, 2016.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
 as Administrator for the Trust